UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Little Harbor MultiStrategy Composite Fund

Address of Principal Business Office
(No. & Street, City, State, Zip Code):	30 Doaks Lane
Marblehead, Massachusetts 01945

Telephone Number (including area code):	(781) 639-3000

Name and address of agent for service of process:	Randall Carrigan, Esq.
Chief Legal and Compliance Officer Little Harbor Advisors, LLC
30 Doaks Lane
Marblehead, Massachusetts 01945

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes   ☐    No  ☒

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ITEM 1.	EXACT NAME OF REGISTRANT.
Little Harbor MultiStrategy Composite Fund

ITEM 2.	NAME OF STATE UNDER THE LAWS OF WHICH REGISTRANT WAS ORGANIZED OR CREATED AND THE DATE OF SUCH ORGANIZATION OR CREATION.
Registrant was organized under the laws of the State of Delaware on September 13, 2013.

ITEM 3.	FORM OF ORGANIZATION OF REGISTRANT (FOR EXAMPLE, CORPORATION, PARTNERSHIP, TRUST, JOINT STOCK COMPANY, ASSOCIATION, FUND).
Registrant is a Delaware statutory trust.

ITEM 4.	CLASSIFICATION OF REGISTRANT (FACE-AMOUNT CERTIFICATE COMPANY, UNIT INVESTMENT TRUST, OR MANAGEMENT COMPANY).
Registrant is a management company.

ITEM 5.	IF REGISTRANT IS A MANAGEMENT COMPANY:

(a) STATE WHETHER REGISTRANT IS A “CLOSED-END” COMPANY OR AN “OPEN-END” COMPANY;
Registrant is a closed-end company.

(b) STATE WHETHER REGISTRANT IS REGISTERING AS A “DIVERSIFIED” COMPANY OR A “NON-DIVERSIFIED” COMPANY (READ INSTRUCTION 4(I) CAREFULLY BEFORE REPLYING).
Registrant is registering as a non-diversified company.

ITEM 6.	NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF REGISTRANT.

Little Harbor Advisors, LLC

30 Doaks Lane

Marblehead, Massachusetts 01945

Argonaut Management, L.P.

546 Fifth Avenue, 17th Floor

New York, New York 10036

Buckingham Capital Management, Inc.

485 Lexington Avenue, 3rd Floor

New York, New York 10017

Calypso Capital Management, LP

135 East 57th Street, 20th Floor

New York, New York 10022

Corsair Capital Management, L.L.C.

350 Madison Avenue, 9th Floor

New York, New York 10017

Merestone Capital Management LLC

125 High Street, 28th Floor

Boston, Massachusetts 02110

New Generation Advisors, LLC

49 Union Street

Manchester, Massachusetts 01944

Royal Capital Management, LLC

623 Fifth Avenue, 24th Floor

New York, New York 10022

ITEM 7.	IF REGISTRANT IS AN INVESTMENT COMPANY HAVING A BOARD OF DIRECTORS, STATE THE NAME AND ADDRESS OF EACH OFFICER AND DIRECTOR OF REGISTRANT.

	M.C. Moses Grader 30 Doaks Lane Marblehead, Massachusetts 01945	Sole Trustee

	John Hassett 30 Doaks Lane Marblehead, Massachusetts 01945	President

	Randall Carrigan 30 Doaks Lane Marblehead, Massachusetts 01945	Secretary

	David Hausler 30 Doaks Lane Marblehead, Massachusetts 01945	Treasurer

ITEM 8.	IF REGISTRANT IS AN UNINCORPORATED INVESTMENT COMPANY NOT HAVING A BOARD OF DIRECTORS:

	(a)	STATE THE NAME AND ADDRESS OF EACH SPONSOR OF REGISTRANT;
Not applicable.

	(b)	STATE THE NAME AND ADDRESS OF EACH OFFICER AND DIRECTOR OF EACH SPONSOR OF REGISTRANT;
Not applicable.

	(c)	STATE THE NAME AND ADDRESS OF EACH TRUSTEE AND EACH CUSTODIAN OF REGISTRANT.
Not applicable.

ITEM 9.	(a)	STATE WHETHER REGISTRANT IS CURRENTLY ISSUING AND OFFERING ITS SECURITIES DIRECTLY TO THE PUBLIC (YES OR NO).
No.

	(b)	IF REGISTRANT IS CURRENTLY ISSUING AND OFFERING ITS SECURITIES TO THE PUBLIC THROUGH AN UNDERWRITER, STATE THE NAME AND ADDRESS OF SUCH UNDERWRITER.
Not applicable.

(c) IF THE ANSWER TO ITEM 9(A) IS “NO” AND THE ANSWER TO ITEM 9(B) IS “NOT APPLICABLE,” STATE WHETHER REGISTRANT PRESENTLY PROPOSES TO MAKE A PUBLIC OFFERING OF ITS SECURITIES (YES OR NO).
Yes.

(d) STATE WHETHER REGISTRANT HAS ANY SECURITIES CURRENTLY ISSUED AND OUTSTANDING (YES OR NO).
No.

(e)

IF THE ANSWER TO ITEM 9(D) IS “YES,” STATE AS OF A DATE NOT TO EXCEED TEN DAYS PRIOR TO THE FILING OF THIS NOTIFICATION OF REGISTRATION THE NUMBER OF BENEFICIAL OWNERS OF REGISTRANT’S OUTSTANDING SECURITIES (OTHER THAN SHORT-TERM PAPER) AND THE NAME OF ANY COMPANY OWNING 10 PERCENT OR MORE OF REGISTRANT’S OUTSTANDING VOTING SECURITIES.

Not applicable.

ITEM 10.	STATE THE CURRENT VALUE OF REGISTRANT’S TOTAL ASSETS.
Zero.

ITEM 11.	STATE WHETHER REGISTRANT HAS APPLIED OR INTENDS TO APPLY FOR A LICENSE TO OPERATE AS A SMALL BUSINESS INVESTMENT COMPANY UNDER THE SMALL BUSINESS INVESTMENT ACT OF 1958 (YES OR NO).
No.

ITEM 12.	ATTACH AS AN EXHIBIT A COPY OF THE REGISTRANT’S LAST REGULAR PERIODIC REPORT TO ITS SECURITYHOLDERS, IF ANY.
Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the Town of Marblehead and the Commonwealth of Massachusetts on the 20th day of September 2013.

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

By:	/s/ M.C. Moses Grader
Name:	M.C. Moses Grader
Title:	Sole Trustee

ATTEST:

/s/ Randall Carrigan
Name:	Randall Carrigan
Title:	Secretary